Liberty PlugIns, Inc.



ANNUAL REPORT

1482 East Valley Rd, Ste 329

Santa Barbara, CA 93108

0

www.libertyaccesstechnologies.com

This Annual Report is dated April 23, 2021.

BUSINESS

Liberty makes electric vehicle charging systems specifically for workplaces, schools and the new generation of electric school buses and delivery vans. Our HYDRA-RX AC Fast Charger Controller produces quick charging times at a fraction of the cost of DC Fast Chargers, enabling schools to convert more quickly to electric buses. Liberty already has an established customer base of major corporations, government agencies and municipalities, now we're poised to dominate the electric school bus charging market!

Previous Offerings

In 2020, the company completed a crowdfunding offering on Start Engine of 2,528,102 shares of common stock at the average price of $0.37 per share for a total amount of $930,728.

In 2019, the company completed an offering exempt from the 1933 SECURITIES ACT of 100,000 shares of its common stock at a price at $0.25 per share, for total proceeds of $25,000.

In addition, the company raised through a crowdfunding offering on StartEngine, 251,444 shares of common stock an average price $0.275 per share for a total raise of $68,693.92

In 2018, the company completed an offering exempt from the 1933 SECURITIES ACT of 900,000 shares at $0.25 per share, for total proceeds of $225,000.

In addition, debt in the amount of $249,800 was converted into 1,294,601 shares of common stock. The total issuance in 2018 was therefore 2,194,601 shares of common stock for total proceeds of $474,800.

In 2017, the company completed offering exempt from the 1933 SECURITIES ACT of 700,000 shares of common stock at $0.25 per share for total proceeds of $175,000, in addition convertible debt of $236,093 was converted into 1,216,975 shares of common stock.

The total issuance in 2017 was therefore 1,916,975 shares of common stock for total proceeds of $411,093.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Liberty Access Technologies

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

The following discussion is based on our unaudited operating data and is subject to change once we prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Financial Statements

Our financial statements for the years ending December 31, 2020 and 2019 can be found in the financial statement section of the campaign.

Financial condition

Liberty PlugIns, Inc., DBA Liberty Access Technologies, generates revenue by selling electric vehicle charging infrastructure equipment, access control systems and services in the United States and Canada. U.S. sales have historically represented over 90% of the Company's annual sales. The Company's cost of sales include payments to a contract manufacturer for assembling hardware that is used in the control system. Other recurring costs are cellular network fees and cloud server fees that are part of Liberty's charging network services.

Results of operations

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $886,782, up 4.6% compared to fiscal year 2019 revenue of $847,042. We believe the increase is due to greater demand for electric vehicles across the US, but mostly in our primary markets in California and New Jersey and Arizona. We believe that U.S. EV sales will continue to expand, allowing us to demonstrate success with our Hydra charging product.

Cost of sales

Cost of sales in 2020 was $564,196 an increase of approximately $170,000, from cost of sales of $390,252 in fiscal year 2019. This change was largely due to an increase in sales resulting in an increase in component parts and software upgrades needed.

Gross Margins

2020 gross profit decreased by $134,204 over 2019 gross profit and gross margins as a percentage of revenues decreased slightly from 53.9% in 2019 to 36.3% in 2020. This performance was caused primarily by a general increase in Hydra sales, but a decrease in contract revenue and higher software maintenance costs.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents and research and development expenses. Expenses in 2020 increased by $164,364 from 2019.

Approximately $160,000 of this increase was due to increased marketing and product development expenses.

Recent offerings of securities

In 2020, the company completed a crowdfunding offering on Start Engine of 2,528,102 shares of common stock at the average price of $0.37 per share for a total amount of $930,728.

Historical Results & Cash Flows:
Please discuss whether historical results and cash flows are representative of what investors should expect in the future. Please be sure to have all numbers (revenues, etc.) mentioned in the following answers to match the updated financial statements.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $188,238.00. [*The Company intends to raise*

additional funds through an equity financing.]

Debt

No outstanding debt, except for a $39,000 PPP loan that we expect to be forgiven.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Chris Outwater

Chris Outwater's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO
Dates of Service: September 15, 2009 - Present
Responsibilities: Developed the original strategic plan and products for the company. Continues to invent new technology. Overall management and operations oversight. Identifying new markets and partnership opportunities to grow the company. Mr. Outwater's annual salary is $60,000 plus a 5% sales commission. He received no equity compensation in 2018, but is eligible to receive company stock options when awarded by the board of directors.

Position: Director
Dates of Service: January 15, 2016 - Present
Responsibilities: Board member. There is no cash compensation for board members, but board members are eligible to receive company options when awarded by the compensation committee.

Position: CEO
Dates of Service: June 12, 2020 - Present
Responsibilities: CEO of Liberty Health Technologies, Inc.

Name: Michael M. Keane

Michael M. Keane's current primary role is with StratagoCorp. Michael M. Keane currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO
Dates of Service: June 15, 2015 - Present
Responsibilities: Manage web services, database, and software development. Mr. Keane is compensated as an independent contractor and his compensation was approximately $48,000 in 2018. He received no equity compensation in 2018, but is eligible to receive company stock options when awarded by the board of directors.

Other business experience in the past three years:

Employer: StratagoCorp
Title: Founder
Dates of Service: June 15, 2012 - Present
Responsibilities: CEO

Name: Richard G. Mckee, Jr.

Richard G. Mckee, Jr.'s current primary role is with Dynamic Investment Group, Inc.. Richard G. Mckee, Jr. currently services 10 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director, Chairman of Board
Dates of Service: June 15, 2017 - Present
Responsibilities: Works closely with the CEO. Helps develop corporate strategy and planning. Works with the other board members to protect the interests of the shareholders. Mr. Mckee received no cash or equity compensation in 2018, but is eligible to receive company stock options when awarded by the compensation committee.

Other business experience in the past three years:

Employer: Dynamic Investment Group, Inc.
Title: CEO
Dates of Service: January 01, 1998 - Present
Responsibilities: Stock analysis, consulting and portfolio management.

Name: Herman Morton Leibowitz

Herman Morton Leibowitz's current primary role is with Waste Heat Solutions. Herman Morton Leibowitz currently services 2 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: January 05, 2017 - Present
Responsibilities: Board members provide oversight and protect the interest of the shareholders. There is no cash compensation for board members, but board members are eligible to receive company options when awarded by the compensation committee.

Other business experience in the past three years:

Employer: Waste Heat Solutions
Title: Founder
Dates of Service: January 15, 2000 - Present
Responsibilities: Waste heat and thermodynamics engineer

Name: Timothy A. Hylas

Timothy A. Hylas's current primary role is with Lewis and Hylas LLC. Timothy A. Hylas currently services 8 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO
Dates of Service: January 01, 2016 - Present
Responsibilities: Company accounting and finances and creating financial reports for the company. Mr. Hylas received $18,000 in compensation in 2018. He received no equity compensation in 2018, but is eligible for company stock options when awarded by the board of directors.

Other business experience in the past three years:

Employer: Lewis and Hylas LLC
Title: Manager
Dates of Service: January 01, 2002 - Present
Responsibilities: Manages the company

Name: Richard (Rick) Davis

Richard (Rick) Davis's current primary role is with PowerVerde Inc.. Richard (Rick) Davis currently services 1 hour per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: October 10, 2020 - Present
Responsibilities: Board of Directors. Rick Davis receives zero salary compensation for his role as director.

Other business experience in the past three years:

Employer: PowerVerde Inc.
Title: Chief Executive Officer, Director
Dates of Service: November 06, 2011 - Present
Responsibilities: Corporate Finance, Structure Equity, finance deals including private and public companies. Merge or sell. CEO of waste heat-to-energy company, PowerVerde.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the

rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: None
Amount and nature of Beneficial ownership: 1
Percent of class: 1.0

RELATED PARTY TRANSACTIONS

Name of Entity: Chris Outwater
Relationship to Company: Officer
Nature / amount of interest in the transaction: Chris Outwater allows Liberty to utilize his personal line of credit with Wells Fargo bank with total funds available of $72,500. As of December 31st, 2020, the outstanding balance of that line of credit was $0. The company has loaned Chris Outwater $103,865 as of December 31, 2020, which is a loan receivable from Chris Outwater to Liberty.
Material Terms: $72,500 line of credit at 10% interest per annum.

OUR SECURITIES

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001per share. As of December 31, 2020 the company has issued 51,057,266 shares of common stock, fully diluted, including 12,901,173 of warrants and options. In addition 50,000,000 shares of preferred stock is authorized with a total of 0 outstanding.

The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws. Each share of common stock entitles the owner to one vote.

The company has authorized 50,000,000 shares of preferred stock, however, no preferred shares have been issued for any weight specified at this time. The authorized preferred shares are currently blank checks and rights, preferences, privileges, restrictions, etc., may be designated at the discretion of the board upon some future date.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial

public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2021.

Liberty PlugIns, Inc.

By   /s/ *Chris Outwater*

     Name: Chris Outwater

     Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

LIBERTY PLUGINS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Liberty Plugins, Inc.
Santa Barbara, California

We have reviewed the accompanying financial statements of Liberty Plugins, Inc (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern.   The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 19, 2021
Los Angeles, California

i

LIBERTY PLUGINS, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	188,238	$	31,490
Accounts receivable—net		158,455		127,413
Inventories		12,000		10,000
Prepaids and other current assets		389,486		35,190
Total current assets		**748,179**		**204,094**
Intangible assets, net		122,392		141,722
Total assets	$	**870,571**	$	**345,816**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable	$	163,059	$	128,052
Credit Cards		8,867		
Current portion of Loan Payable		26,134		
Short term loan		-		66,000
Other current liabilities		61,233		58,483
Total current liabilities		**259,293**		**252,535**
Loan Payable	$	13,067	$	-
Total liabilities		**272,360**		**252,535**
STOCKHOLDERS' EQUITY				
Common Stock		3,816		3,563
Aditional Paid in Capital		4,202,760		3,272,032
Retained earnings/(Accumulated Deficit)		(3,608,365)		(3,182,314)
Total stockholders' equity		**598,211**		**93,281**
Total liabilities and stockholders' equity	$	**870,571**	$	**345,816**

See accompanying notes to financial statements.

LIBERTY PLUGINS, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2020**		**2019**
(USD $ in Dollars)				
Net revenue	$	886,782	$	847,042
Cost of goods sold		564,196		390,252
Gross profit		322,586		456,790
Operating expenses				
General and administrative		400,717		448,994
Research and development		201,839		42,025
Sales and marketing		136,780		83,952
Total operating expenses		739,335		574,971
Operating income/(loss)		(416,749)		(118,181)
Interest expense		10,744		11,119
Other Loss/(Income)		(1,443)		(1)
Income/(Loss) before provision for income taxes		(426,051)		(129,299)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(426,051)**	**$**	**(129,299)**

See accompanying notes to financial statements.

3

LIBERTY PLUGINS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in thousands, $US)	Common Stock		Aditional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2018	**34,076,547**	$ **3,408**	$ **3,182,473**	$ **(3,053,016)**	$ **132,865**
Net income/(loss)	-	0	0	$ (129,299)	(129,299)
Issuance of shares	1,551,444	155	89,559	-	89,714
Balance—December 31, 2019	**35,627,991**	$ **3,563**	$ **3,272,032**	$ **(3,182,314)**	$ **93,281**
Net income/(loss)				(426,051)	(426,051)
Issuance of shares	2,528,102	253	930,728		930,981
Balance—December 31, 2020	**38,156,093**	$ **3,816**	**4,202,760**	$ **(3,608,365)**	$ **598,211**

See accompanying notes to financial statements.

LIBERTY PLUGINS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(426,051)	$	(129,299)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		78,310		14,721
Intreste Expense - not paid		-		6,000
Changes in operating assets and liabilities:				
Accounts receivable		(31,042)		(9,934)
Inventory		(2,000)		(4,000)
Prepaid expenses and other current assets		(354,296)		810
Accounts payable and accrued expenses		35,007		(21,429)
Credit Cards		8,867		-
Other current liabilities		2,750		57,371
Net cash provided/(used) by operating activities		**(688,454)**		**(85,759)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of intangible assets		(58,980)		(10,058)
Net cash provided/(used) in investing activities		**(58,980)**		**(10,058)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Loans		39,201		-
Repayments on Loans		(66,000)		-
Capital raised on Crowdfunding		930,981		
Issuance of Common Stock		-		89,714
Net cash provided/(used) by financing activities		**904,182**		**89,714**
Change in cash		156,748		(6,103)
Cash—beginning of year		31,490		37,594
Cash—end of year	$	**188,238**	$	**31,490**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. NATURE OF OPERATIONS

Liberty Plugins, Inc. was formed on September 10, 2009 ("Inception") in the State of DE. Financial statements of Liberty Plugins Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The company headquarters are located in Santa Barbara, CA.

Liberty Plugins is engaged in the business of electric vehicle charging infrastructure. It offers a unique, local gateway product that separates the network from the charger which allows Liberty to offer high levels of service and unique access and billing features at very competitive prices. Unique infrastructure also allows.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and December 31,2018, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Liberty Plugins, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Operating Leases

Operating leases relate to warehouse space, and office space, which generally contain rent escalation clauses, rent holidays, and contingent rent provisions. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease, which is generally four to five years based on the initial lease term, plus first renewal option periods that are reasonably assured.

The current portion of deferred rent that results from recognition of rent expense on a straight-line basis is included as a component of other current liabilities, and the noncurrent portion is included in other long-term liabilities in the accompanying balance sheets.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 19, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15,

2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2020	2019
Finished Goods	$ 12,000	$ 10,000
Total Inventories	**$ 12,000**	**$ 10,000**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Shareholders' Loan Receivable	$ 103,865	$ 35,190
Deposit held on escrow	251,982	
Other current assets	33,639	
Total Prepaids Expenses and Other Current Assets	**$ 389,486**	**$ 35,190**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Tax Payable	5,143	
Other current liabilities	56,090	58,483
Total Other Current Liabilities	$ 61,233	$ 58,483

5.   INTANBIGLE ASSET

As of December 31, 2020, intangible asset consists of:

As of Year Ended December	2020	2019
Patents	$ 215,423	$ 156,443
Intangible assets	215,423	156,443
Accumulated amortization	(93,031)	(14,721)
Intangible assets, Net	$ 122,392	$ 141,722

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $78,310 and $14,721 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period	Amortization expense
2020	(78,310)
2021	(44,082)
2022	-
2023	-
Thereafter	-
Total	$ (122,392)

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital consisting of 100,000,000 of common stock with par value of $0.0001. As of December 31, 2020 and December 31, 2019, outstanding of shares issued amounted to 38,156,093 and 35,627,991, respectively.

In year 2017 the Company issued 700,000 shares at $0.25 and 350,000 warrants consists of 150,000 at $0.25 and 200,000 at $ 0.30. In the same year, the company issued 943,984 common shares in exchange for convertible notes. Total amount of shares outstanding as of December 31, 2017 was 30,664,973.

In year 2018 the Company issued 900,000 shares at $0.25 and 450,000 warrants consisting of 50,000 at $0.25 and 400,000 at $0.30. In addition, in Y2018, the company issued 2,511,574 shares in exchange for convertible notes (consisted of 338,158 at $.19 and 2,173,416 at $0.194 as well as warrants for 912,888 shares at $.30). Total amount of shares outstanding as of December 31, 2018 was 34,076,547.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms is as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Wells Fargo- PPP loan	$ 39,201	1.00%	Fiscal Year 2020	9/5/2022	$ 131	$ 131	$ 26,134	$ 13,067	$ 39,201
Total					$ 131	$ 131	$ 26,134	$ 13,067	$ 39,201

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020

2021	$ 26,134
2022	13,067
2023	-
2024	
2025	
Thereafter	
Total	**$ 39,201**

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (88,551)	$ (16,096)
Valuation Allowance	88,551	16,096
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (188,202)	$ (61,069)
Valuation Allowance	188,202	61,069
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $630,705, and the Company had state net operating loss ("NOL") carryforwards of approximately $630,705. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

Chris Outwater, CEO and the owner, allows Liberty to utilize his personal line of credit with Wells Fargo bank with total funds available of $72,500 at 10% interest rate. As of December 31st, 2020, the outstanding balance of that line of credit was $0. The company has loaned Chris Outwater $103,865 as of December 31, 2020, which is a loan receivable from Chris Outwater to Liberty with no maturity date defined.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

Operating leases relate to warehouse space, and office space, which generally contain rent escalation clauses, rent holidays, and contingent rent provisions. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease, which is generally four to five years based on the initial lease term, plus first renewal option periods that are reasonably assured.

The current portion of deferred rent that results from recognition of rent expense on a straight-line basis is included as a component of other current liabilities, and the noncurrent portion is included in other long-term liabilities in the accompanying balance sheets.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 19, 2020, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $416,749, an operating cash flow loss of $688,454 and liquid assets in cash of $188,238, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.
.

CERTIFICATION

I, Chris Outwater, Principal Executive Officer of Liberty PlugIns, Inc., hereby certify that the financial statements of Liberty PlugIns, Inc. included in this Report are true and complete in all material respects.

Chris Outwater

Principal Executive Officer